Magellan Health, Inc.
4800 North Scottsdale Road
Suite 4400
Scottsdale, AZ 85251

August 29, 2016

VIA EDGAR Correspondence

Carlos Pacho
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:	Magellan Health, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-06639

Dear Mr. Pacho:

Reference is made to your comment letter dated August 2, 2016 (the “August 2 Letter”), with respect to the Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”) of Magellan Health, Inc. (the “Company”).  On behalf of the Company, set forth below we repeat the numbered Staff comment contained in the August 2 Letter and follow it with the Company’s response.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the 2015 Form 10-K.

Financial Statements
10. Business Segment Information, page F-46

1.    Staff Comment

Effective July 1, 2015, you reorganized into two business units, Magellan Healthcare and Magellan Rx Management. As a result of this reorganization, you have two reportable segments, Healthcare and Pharmacy Management. To help us understand how you applied the guidance in FASB ASC 280 in identifying your Healthcare operating segment, please provide us with the following information:

a.	Provide your organization chart which identifies the positions, roles, or functions that report directly to your chief decision maker (“CODM”) and senior management team;

b.	Tell us the title and describe the role of your CODM and each individual who report to the CODM;
c.	Identify and describe the role of your segment manager, if any;
d.	Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends those meetings;
e.	Describe the information regularly provided to the CODM and tell us how frequently it is prepared;
f.	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;
g.	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and
h.	Describe the basis for determining the compensation of the individuals that report to the CODM.

Company Response

Effective July 1, 2015, the Company reorganized into two business units—Magellan Healthcare and Magellan Rx Management, which are supported by corporate departments. As a result of this business reorganization, the Company concluded that changes to its reportable segments were warranted, with the Healthcare segment ("Healthcare") comprised of the operating segments previously defined as the Commercial, Public Sector and the Specialty Solutions segments.

a.	Organization Chart

See organization chart below for the positions that report directly to the CODM, Barry Smith, our Chief Executive Officer (“CEO”).

See also Attachment A which is an expanded organization chart for the Company.

b.	Title and Role of CODM and reports

Barry Smith is the Chairman and Chief Executive Officer of the Company, and has been identified as the Company’s CODM.  Mr. Smith has overall profit and loss responsibility for the Company’s consolidated business results, including the approval of financial targets in the annual budgeting process, and he has final accountability and sole authority for key operating decisions at the segment level.  As part of this process, the CODM reviews the actual financial results as well as potential future business opportunities for the Company’s two operating segments.  The CODM utilizes this segment-level information to make all decisions related to the allocation of resources between the Company’s two operating segments.

Mr. Smith also has responsibility for the Company’s strategic direction and overall growth, including merger and acquisition (“M&A”) transactions, in addition to the development and operational execution of the Company’s business strategy.  An overview of the individuals comprising the senior management team reporting to Mr. Smith follows:

Jonathan Rubin is the Chief Financial Officer of the Company, with responsibility for the overall leadership of the finance and investor relations functions.  Mr. Rubin’s duties include support and execution of acquisition activities, support of management teams of both operating segments to ensure that pricing, underwriting and sales strategies are aligned with financial performance targets, attainment of budget targets, and compliance with all regulatory requirements.

Daniel Gregoire is the General Counsel and Secretary of the Company, with responsibility for the overall leadership of the legal and compliance functions.  Mr. Gregoire’s duties include review and implementation support for acquisitions, customer contracting and product development, leadership for all SEC filings and disclosures, leadership of legal support for other corporate governance matters, and overall legal and regulatory compliance.

Sam Srivastava is the Chief Executive Officer and segment manager of the Healthcare operating segment.  Mr. Srivastava’s responsibilities include overall leadership of Healthcare including attainment of budget targets for the Healthcare operating segment, leadership of Healthcare strategy, operations and product development; execution of business implementations; and for acquisitions affecting the Healthcare segment, input on acquisition strategy, evaluation, selection and integration activities of acquisition targets; and government relations.

Mostafa Kamal is the Chief Executive Officer and segment manager of the Pharmacy Management operating segment.  Mr. Kamal’s responsibilities include overall leadership of Pharmacy Management including attainment of budget targets for the Pharmacy Management segment, leadership of Pharmacy Management strategy, operations and product development; execution of business implementations; and for acquisitions affecting the Pharmacy Management segment, input on acquisition strategy, evaluation, selection and integration activities of acquisition targets; and growth of diversified pharmacy product lines.

Caskie Lewis-Clapper is the Chief Human Resources Officer of the Company, with responsibility for the overall leadership of the human resources function.  Ms. Lewis-Clapper is accountable for the evolution of the Company’s strategic workforce capability.

Karen Amstutz, M.D. is the Chief Medical Officer of the Company, with responsibility for setting the strategy of the Company’s clinical and care delivery efforts across the organization. Dr. Amstutz’s duties include oversight of clinical strategy development, product innovation, care management and quality improvement programs and policies.

Srini Koushik is the Chief Technology Officer of the Company, with responsibility for the overall leadership of the information technology function.  Mr. Koushik’s duties include the development and delivery of innovative technology and data-enhanced products and services for our customers.

c.	Role of Segment Managers

Sam Srivastava is the segment manager of the Healthcare operating segment.  In this role, his responsibilities include overall leadership of Healthcare including development and attainment of budget targets for the Healthcare operating segment, leadership of Healthcare strategy, operations and product development; execution of business implementations; and for acquisitions affecting the Healthcare segment, input on acquisition strategy, evaluation, selection and integration activities of acquisition targets ; and government relations.

Mostafa Kamal is the segment manager of the Pharmacy Management operating segment.  In this role, his responsibilities include overall leadership of Pharmacy Management including development and attainment of budget targets for the Pharmacy Management segment,  leadership of Pharmacy Management strategy, operations and product development; execution of business implementations; and for acquisitions affecting the Pharmacy Management segment, input on acquisition strategy, evaluation, selection and integration activities of acquisition targets; and growth of diversified pharmacy product lines.

Both Messrs. Srivastava and Kamal are directly accountable to and maintain regular contact with the CODM (as described below) to discuss operating activities, financial results, forecasts and strategic plans for the Healthcare and Pharmacy Management operating segments, respectively.  The segment managers have no authority to make decisions regarding resource allocations or performance targets across segments. As applicable, segment managers make decisions regarding resource allocations and financial budget targets across components of their respective segments. The CODM has delegated these responsibilities to the segment managers, and as such, resource allocation decisions and performance target determinations made by the segment managers at the component level are not subject to approval by the CODM.

d.	Meetings of CODM with Direct Reports

With regard to operational and financial matters, the CODM meets with his direct reports on a regular basis. In particular, the following key meetings occur each month:

Meeting 1

Purpose: The purpose of Meeting 1 is to inform the CODM of financial results on a consolidated basis and on an operating segment basis.  From an operating segment perspective, this meeting facilitates his monthly meeting with segment managers (Meeting 2). The purpose of Meeting 1 is focused primarily on financial results and outlook for the remainder of the year.  There is no significant distinction between the monthly, quarterly, and annual process with respect to these meetings.

Financial information provided to the CODM for the meeting: During Meeting 1, the CODM is provided the monthly financial dashboard which includes the following:
•	A comparison to budget/forecast for revenues, margins, operating expenditures, and Segment Profit[1] at the consolidated level, the Healthcare and Pharmacy Management operating segment levels, and for other non-allocated corporate overhead expense;
•	Operational and financial risks and opportunities identified for the Healthcare and Pharmacy Management operating segments;
•	Segment Profit financial outlook for the remainder of the year at the consolidated level and for each operating segment;
•	Financial variances for major Healthcare customers and Pharmacy products are also included in the dashboard; and
•	Revenue and cost of care variances for the commercial and public sector components of Healthcare are provided to enhance the CODM’s understanding of results.

Financial information discussed: Significant drivers affecting the consolidated and each segment’s results are discussed with an emphasis on Segment Profit.  For example, the Healthcare segment results will include a review of medical loss ratio trends and variances which affect Segment Profit.  This metric considers changes in revenue and cost of care which are both key drivers of Segment Profit.  This metric helps isolate items that the CODM will discuss further with the Healthcare segment manager. When significant to the achievement of the Company’s financial plan or the trend of actual results, disaggregated information for key markets or key customers (revenue or medical loss ratio variances to plan) would be presented to enhance the CODM’s understanding of the risks and opportunities associated with achieving target Segment Profit.

Who attends the meetings: Those in attendance include the CODM, the CFO, and certain members of the CFO’s team.

Meeting 2

Purpose: The purpose of Meeting 2 is for the CODM and segment managers to discuss results for the applicable segment including operating metrics, financial results, outlook for the segment, sales pipeline, M&A activity and other matters of interest for the segment (e.g. regulatory matters).

1 Segment Profit is defined asprofit or loss from operations before stock compensation expense, depreciation and amortization, interest expense, interest and other income, changes in the fair value of contingent consideration recorded in relation to acquisitions, gain on sale of assets, special charges or benefits, and income taxes.

Financial information reviewed by the CODM to prepare for the meeting: The information discussed during Meeting 1. No additional financial information is provided at or for Meeting 2.

Financial information discussed: The review of financial information is primarily focused on total Segment Profit for the operating segment compared to budget/forecast as well as Segment Profit outlook for the operating segment for the rest of the year. Drivers for variances to budget are discussed as risks and opportunities for achieving planned results. The level of detail communicated to the CODM when actual results differ from budget is generally related to specific transactions, contracts or assumptions. For example, the Healthcare Segment Profit may be less than the planned amount due to a delay in the execution of new contracts.  In this example, the specific contract wins which have been delayed are communicated to the CODM as well as the reasons for such delays. Another example would be when Healthcare Segment Profit is short of plan because care costs are higher than anticipated and those costs are primarily driven by a particular customer.  In that case, the CODM is given information about the specific medical loss ratio of that customer and the reasons for such costs exceeding plan. The CODM is provided with the financial information required to understand the major causes of budget to actual differences that are affecting Segment Profit. This information enables the CODM to analyze these variances with his segment managers and focuses his attention on those items that he expects the segment managers to analyze and develop plans to address. The CODM considers this information when making decisions about the allocation of resources to each operating segment.

Who attends the meeting: Those in attendance include the CODM, the respective segment manager, and the CFO. Each operating segment has a separate Meeting 2.

Additional Information
In addition to Meetings 1 and 2, the CODM also holds regular staff meetings with all of his direct reports, including the segment managers. Financial information is not presented at every meeting, rather, financial information is presented only when new financial information is available, which is generally on a monthly basis. The financial information provided in these meetings is consistent with the financial information provided in the aforementioned dashboard, although the information provided in these meetings is typically reviewed at a higher level of detail.

e.	Regular Information Provided to CODM

Refer to the discussion of “Financial information reviewed to prepare for the meeting” in our response to inquiry d for a discussion of the monthly dashboard.

f.	Budget Preparation Process

Preliminary Segment Profit targets (“Budget Targets”) for the Healthcare segment, Pharmacy Management segment, and consolidated operations are set based on the Company’s long-term growth targets and 5-year financial models.  These models consider historical results for existing customers, sales pipeline by segment, and capital deployment by segment and for the total company (e.g. acquisitions and internal investments). The CODM approves the Budget Targets at an operating segment level and in total.  In July of each year, these budget targets are reviewed with and approved by the Board.  The approved Budget Targets are then communicated to the segment managers and their teams.  At that point, the Company starts to prepare the detailed budget at the contract level.  The Company generally prepares three passes of its annual budget.

The Corporate Planning and Forecasting team works with the two operating segments  and with the operational and corporate support functions, to develop the first pass of the budget.  For the operating segments, the budget process is performed under the direction and review of the segment managers. Segment managers have sole discretion in their development of a plan to achieve their Budget Target. The first pass of the budget is prepared by segment finance personnel at a detailed level and is focused on Segment Profit.  For example, for Healthcare’s significant contracts, information related to contract membership, rates, and medical loss ratios is entered into the budget software.  Numerous iterations and rollups for Healthcare are prepared.  The Healthcare segment manager meets with his direct reports to review the budget roll-up.  Changes are suggested by the segment manager at a contract level and segment level. After revisions are made to the budget, and the segment manager has approved the preliminary first pass of the budget, the segment manager and his team reviews this first pass with the CFO and certain members of the CFO’s team.  For Healthcare, the focus of this review is at the segment level.  Changes are recommended by the CFO following that review, both at a key assumption level and an operating  segment level. Changes at an operating segment level would relate to high level revisions that are made to ensure that the segment’s budget ultimately meets the prescribed Budget Targets that have been established for the segment.

Next, the changes suggested by the CFO are addressed by the segment finance teams under the direction of the segment manager.  As appropriate, revisions are made at a contract level and are incorporated into the second pass.  After the segment manager and the CFO are comfortable with the second pass of the budget, it is presented to the CODM for his review and approval.  The financial information reviewed by the CODM is at both a segment and consolidated level, and is presented down to the level of Segment Profit.  Key underlying assumptions included in the budget, and major drivers for achieving the budget are discussed, which for Healthcare would relate to its larger contracts.  This contract information may be presented to enhance the CODM’s understanding of business performance drivers, but is not used by the CODM to make resource allocation decisions within the segment.  Resource allocation decisions within a segment are at the sole discretion of the segment manager. The CODM has sole authority to set segment performance targets and to allocate resources across segments. Any changes to the budget by the CODM are done so at the segment level.

Changes to the budget as a result of the CODM’s review are processed by the segment finance teams under the direction of the segment manager, and are incorporated into the third pass of the budget, which is presented to the CODM and the Board for review in October.  This version of the budget is again prepared only to the level of Segment Profit.  Any changes to the budget as a result of this review are made at the operating segment level.

Following the Board review in October, the operating segments continue to refine their budgets under the direction of the segment managers to reflect any further adjustments to segment-level allocation or targets made by the CODM.  Also, the Company completes the remainder of its budget down to net income, and the final budget is presented to the Board for their approval in December.

g.	Financial Variance Review

See d above for a detailed description of the financial variance reviews that are performed by the Company.  The CODM reviews material exceptions to the budget with the leaders of affected departments (i.e., segment managers or leaders of functions outside of the Company’s operating segments). The two segments receive the majority of the focus of such reviews, as corporate administrative costs typically do not generate material budget variances.  The major drivers of material budget variances for the segments usually relate to new business assumptions, terminated contracts, rate changes, and medical loss or cost of goods sold ratios.

If a segment has a shortfall related to new business, the CODM will review sales pipeline reports which document outstanding opportunities as well as the resolution of accounts that were awarded to the Company or others.  The CODM will query the segment managers as to their plans to close future sales, and ask them to explain the reasons for lost opportunities.

When a current customer is lost, the CODM has discussions with the segment manager and his senior team to determine the reasons for the lost customer.  The CODM tries to ascertain whether there are any lessons to be learned from the account termination.

Budgeted and unbudgeted rate changes can be a major driver of the Company’s results, especially related to the Healthcare segment.  The monthly dashboard report reviewed with the CODM documents significant drivers of budget versus actual results.  When the CODM meets with the segment manager, the segment manager will be asked to explain what if anything can be done to adjust affected rates, either in the current year or during the next recontracting period.

The monthly dashboard report also identifies contracts with material budget variances driven by medical loss ratios or cost of goods sold ratios.  The CODM asks the segment manager to develop and implement action plans that address activities that the Company can undertake to improve such cost ratios.

h.	Basis for Determining Compensation of Direct Reports of the CODM

The compensation of the individuals reporting to the CODM is comprised of base salary and benefits, annual bonuses under an Incentive Compensation Plan (“ICP”) and long-term incentive equity awards.  Oversight of the development and implementation of the Company’s compensation programs is one of the responsibilities of the Management Compensation Committee (the “Committee”), which is comprised of three members of the Company’s Board of Directors.  The Committee utilizes a compensation consultant that is considered independent to provide the Committee with information supporting compensation decisions and to review and advise the Company on its management compensation plans and programs.  Peer group and other market data is analyzed to make sure the Company’s compensation program is structured to attract, reward and retain key talent.

Base salaries, which are subject to annual review and adjustment, for the CODM’s senior management team are based on an evaluation of individual performance, competitive market data provided through survey and peer group data for comparable roles, the scope, complexity, difficulty and criticality of the individual executive’s role, and consideration of the need to retain the individual.  The Committee recommends to the Board for ratification by the independent members of the Board the compensation of the chief executive officer’s key reports, including the named executive officers (“NEOs”) and other executive officers of the Company as the Committee deems appropriate.  The Company’s NEOs consist of Messrs. Smith, Rubin, Gregoire, Srivastava and Kamal.

Annual bonuses are determined by an assessment of the degree of impact an individual has over company performance, with bonuses funded based on segment profit performance, both company-wide and by operating segment, and company-wide growth in Adjusted Net Income2.  Performance targets and corresponding funding factors are determined at the beginning of the year by the Committee.  Bonus awards for the chief executive officers of the Company’s operating segments, Healthcare and Pharmacy Management, are more heavily weighted on segment profit for their respective operating segments, with bonus awards for the other members of the senior management team primarily based on company-wide financial performance.  Specifically with respect to the Company’s NEOs, after the end of the year, the Committee reviews the Company’s performance in relation to the financial targets, assesses the recommendations of the CEO and determines the amount of individual ICP awards for that year.  The drivers of the calendar 2015 annual bonuses for the CEO, segment managers, and other key employees are reflected below:

		Total Company	Segment Results

•	CEO	100%	0%
•	Segment managers	46%	54%
•	CEO direct reports, other than segment managers	100%	0%
•	Employees reporting to segment managers	10%	90%

2 Adjusted Net Income represents Net Income with certain adjustments made for acquisitions completed after January 1, 2013 to exclude non-cash stock compensation expense resulting from restricted stock purchases by sellers, changes in the fair value of contingent consideration, amortization of identified acquisition intangibles, as well as impairment of identified acquisition intangibles.

Long-term incentive equity awards are made as part of the annual review of the other compensation components, and are based on both competitive market analysis and individual and company performance assessments.

*          *          *
The Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments regarding the foregoing, please call me at 860-507-1906 (Fax: 860-507-1990).

Very truly yours,

/s/ Jonathan N. Rubin

Jonathan N. Rubin
Chief Financial Officer

ATTACHMENT A

ATTACHMENT A

Barry Smith
Chaiman & Chief Executive Officer
Jonathan Rubin
Chief Financial Officer
SVP, Contoller
SVP, Corporate Finance
SVP, Actuarial and Underwriting
VP, Corporate Planning and Forecasting
SVP, Internal Audit
Chief Operations Finance Officer
VP, Strategic Sourcing
SVP, Strategy and Corporate Development
Daniel Gregoire
General Counsel & Secretary
SVP, Associate General Counsel
SVP, Associate General Counsel
SVP, Corporate Compliance Officer
Sam Srivastava
CEO - Magellan Healthcare
External Affairs Officer
Chief Operations Officer
President, Commercial Markets
President, Public Markets
Chief Product Officer
SVP, Analytics
SVP, Shared Services
Mostafa Kamal
CEO - Magellan Rx Management
Chief Operating Officer
GM, Employer Markets
GM, Specialty Markets
SVP, Sales
VP, Clinical
SVP, PBM Trade Relations
GM, Managed Care Markets
GM, Government Markets
SVP, Business Development
SVP, Marketing and Product Innovation
EVP Strategic Solutions
Chief of Staff
Caskie Lewis-Clapper
Chief Human Resources Officer
SVP, Compensation, Benefits & HR Systems
SVP HR Shared Services
SVP, Human Resources
SVP, Talent Management
Senior Project Manager
Karen Amstutz, M.D.
Chief Medical Officer
Chief Clinical Officer
VP, Healthcare Informatics
Chief Medical Officer - Behavioral Health
Chief Medical Officer - MCC FL
Chief Medical Officer - Pharmacy
Chief Medical Officer - Specialty Medical
SVP, Medical Operations Strategy
VP Clinical Products and Solutions
Srini Koushik
Chief Technology Officer
SVP, IT Applications
SVP, IT Architecture
SVP, IT Analysis and Programming
VP, Information Secuity
VP, Business Computing Services
VP, Information Technology (2)